UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55

THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name: T-Equity Capital Corp.

Address of Principal Business Office:	8 Sound Shore Drive, Suite 255 Greenwich, Connecticut 06830

Telephone Number: (203) 983-5275

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Greenwich and the State of Connecticut on the 6th day of March, 2006.

T-Equity Capital Corp.

By:	/s/ Saul B. Rosenthal
Title:	President and Chief Operating Officer

Attest:	/s/ Patrick F. Conroy
Title:	Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary